April 18, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Christine Dietz, Assistant Chief Accountant

Re:    Unisys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 4, 2019
Form 8-K Furnished February 12, 2019
File No. 001-08729

Dear Ms. Dietz:

On behalf of Unisys Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated April 8, 2019. For your convenience, we have repeated the comments set forth in the Staff’s letter in bold text below and followed the comment with the Company’s response.

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Form 10-K for the Fiscal Year Ended December 31, 2018
Risk Factors, page 10

Comment 1
Considering your operations in the United Kingdom (“U.K.") as well as the U.K. pension plan, please tell us what consideration was given to including risk factor disclosure for Brexit.

Response to Comment 1
The Company did give consideration to including risk factor disclosure for Brexit. While we believe the risk factors outlined in the Company's Form 10-K generally address the uncertainties and risks associated with possible events such as Brexit, including, global economic, trade and regulatory uncertainty, we intend to add the following risk factor to our next quarterly report on Form 10-Q:

•	The impact of Brexit could adversely affect the company’s operations in the United Kingdom as well as the funded status of the company’s U.K. pension plans.
The impact of the decision by the United Kingdom to withdraw from the European Union, commonly referred to as “Brexit”, and the resulting effect on the political and economic future of the U.K. and the European Union is uncertain. Depending on the outcome, the company may decide to alter its European operations to respond to the new business, legal, regulatory, tax and trade environments that may result, which may adversely affect the company’s financial results. In addition, uncertainty regarding Brexit could cause a slowdown in economic activity in the U.K., the European Union or globally. As a result of these possible effects, among others, Brexit could adversely impact the company’s operations in the U.K., cause increased volatility in the measurement of the pension assets or benefit obligations in the company’s U.K. pension plans, as well as adversely affect the funded status of the company’s U.K. pension plans.

* * *

Notes to Consolidated Financial Statements
Note 1 - Summary of significant accounting policies
Revenue recognition, page 38

Comment 2
Please tell us and disclose, if material, the amount of lease revenue that is outside the scope of ASC 606. Refer to ASC 606-10-50-4 (a).

Response to Comment 2
The amount of lease revenue outside the scope of ASC 606 is immaterial.

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Comment 3
You disclose that for time and materials service contracts and outsourcing contracts you recognize revenue either using an output method or on a straight-line basis. Please tell us which methods are used for the contracts mentioned. Revise to provide a description of the output method used and disclose why the methods noted are a faithful depiction of the transfer of goods or services. Refer to ASC 606-10-50-18.

Response to Comment 3
The Company will include the following language in future filings:

In services arrangements, the company typically satisfies the performance obligation and recognizes revenue over time, because the client simultaneously receives and consumes the benefits provided as the company performs the services. The company’s services are provided on a time-and-material basis, as a fixed-price contract or as a fixed-price per measure of output contract.

Revenue from time-and-material contracts is recognized on an output basis as labor hours are delivered and/or direct expenses are incurred.

In outsourcing contracts, including managed services, application management, business process outsourcing and other cloud-based services arrangements, the arrangement generally consists of a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). The company applies a measure of progress (typically time-based) to any fixed consideration and allocates variable consideration to the distinct periods of service based on usage. As a result, revenue is generally recognized over the period the services are provided either on a straight-line basis or on a usage basis, depending on the terms of the arrangement (such as whether the company is standing ready to perform or whether the contract has usage-based metrics). This results in revenue recognition that corresponds with the value to the client of the services transferred to date relative to the remaining services promised.

* * *

Comment 4
We note your references to “multiple element” and “multiple deliverable” arrangements. Please remove these references as they are not contemplated in ASC 606.

Response to Comment 4
The Company will revise future filings to remove these references.

* * *

Comment 5
You disclose that “many” of your contracts have a single performance obligation. Please help us understand the nature of the goods and services transferred in these contracts and provide us with your analysis regarding how you determined that the goods and services in these contracts should be combined. Refer to ASC 606-10-25-19 through 22.

Response to Comment 5
The Company’s primary service contract arrangements include cloud and infrastructure services, including outsourcing, and other managed services; application management services or business process services. In these contracts, among other items, the Company typically provides call center services, provides break/fix services, performs installs and de-installs of IT equipment, processes checks or processes mortgage applications.

For each contract, the Company considers the individual services contracted for to determine if they are distinct from one another, primarily focusing on if the service is separately identifiable from other promises in the contract. These arrangements typically reflect a single performance obligation that comprises a series of distinct services which are substantially the same and provided over a period of time using the same measure of progress. In these arrangements, the Company provides continuous or stand-ready services to the customer that consist of distinct service periods that are substantially the same, distinct and have a similar pattern of transfer. These contracts often include upfront fees for setup activities, however these services are not considered to be distinct based on the guidance in ASC 606-10-25-19 because the customer is not able to benefit from the services independently of the other services to be provided under the contract. The Company accounts for these contracts as a single performance obligation that is a series of distinct services in accordance with ASC 606-10-25-15.

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Comment 6
You disclose that you use the “percent discount off of list approach” when estimating standalone selling price. Please explain what this “approach” is, how it is applied and for which performance obligations you use it.

Response to Comment 6
Under this approach, the Company estimates its standalone selling prices by reference to discounts offered off of the Company’s published list prices, which are created based on current, reasonably available data points adjusted for market conditions (e.g., competition and market trends) and entity-specific factors (e.g., pricing strategies). This method is used for estimating the standalone selling prices for the Company’s proprietary hardware and software offerings.

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Form 8-K Furnished February 12, 2019
Exhibit 99, page 1

Comment 7
We note you disclose Adjusted EBITDA margin. Please revise throughout your earnings release to disclose, with equal or greater prominence, the most directly corresponding GAAP measure, Net Income margin. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations. Also, revise to reconcile Adjusted EBITDA margin to the most directly comparable GAAP financial measure as required by Item 10(e)(1)(i) of Regulation S-K.

Response to Comment 7
In future earnings releases, the Company will revise the release to disclose, with equal or greater prominence, Net Income margin. In addition, the Company will also revise its exhibit to reconcile Adjusted EBITDA margin to Net Income margin. A revised December 2018 exhibit is shown below.

UNISYS CORPORATION
RECONCILIATIONS OF GAAP TO NON-GAAP
(Unaudited)
(Millions)

EBITDA

	Three Months Ended			Year Ended
	December 31,			December 31,
	2018	2017		2018	2017
Net income (loss) attributable to Unisys Corporation common shareholders	$25.0	$50.5		$75.5	$(65.3)
Net income (loss) attributable to noncontrolling interests	(0.8)	4.0		3.4	(1.3)
Interest expense, net of interest income of $2.7, $2.7, $11.7, $9.9 respectively**	13.1	13.7		52.3	42.9
Provision (benefit) for income taxes	13.9	(27.1)		64.3	(5.5)
Depreciation	27.3	24.5		107.2	93.4
Amortization	14.1	16.0		56.9	63.1
EBITDA	$92.6	$81.6		$359.6	$127.3

Topic 606 adjustment	$—	$—		$(53.0)	$—
Postretirement expense	25.9	23.6	*	84.1	98.1	*
Cost reduction and other expense***	16.5	49.1		10.3	149.6
Non-cash share based expense	3.2	2.6		13.2	11.2
Other (income) expense adjustment****	(3.7)	4.0		8.3	18.9
Adjusted EBITDA	$134.5	$160.9	*	$422.5	$405.1	*

*Certain amounts have been reclassified to conform to the current-year presentation.
**Included in other (income) expense, net on the consolidated statements of income
***Reduced for depreciation and amortization included above
****Other (income) expense, net as reported on the consolidated statements of income less postretirement expense, interest income and items included in cost reduction and other expense

	Three Months Ended			Year Ended
	December 31,			December 31,
	2018	2017		2018	2017
Revenue	$760.9	$744.8		$2,825.0	$2,741.8
Non-GAAP revenue	754.6	744.8		2,762.6	2,741.8
Net income as a percentage of revenue	3.3%	6.8%		2.7%	(2.4)%
EBITDA as a percentage of revenue	12.2%	11.0%		12.7%	4.6%
Adjusted EBITDA as a percentage of Non-GAAP revenue	17.8%	21.6%		15.3%	14.8%

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In addition, the Company acknowledges that:

•	the Company and its management are responsible for the accuracy and adequacy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff’s comments.

Very truly yours,

UNISYS CORPORATION

/s/ Michael M. Thomson

Michael M. Thomson
Vice President and Corporate Controller
(Principal Accounting Officer)